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                                  CAYENTA, INC.
                            5910 PACIFIC CENTER BLVD.
                               SAN DIEGO, CA 92121



February 13, 2001


VIA FACSIMILE AND EDGAR TRANSMISSION

Ms. Nicole Maddrey
Senior Counsel
U.S. Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 0409
Washington, D.C.  20549

RE:      CAYENTA, INC.
         REGISTRATION STATEMENT ON FORM 8-A FILED FEBRUARY 2, 2000 (FILE NO. 000-29303)
         REQUEST FOR WITHDRAWAL

Dear Ms. Maddrey:

This letter is filed in reference to the Registration Statement on Form 8-A (SEC File No. 000-29303) of Cayenta, Inc., a Delaware corporation (the "Company"), which was filed on February 2, 2000 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Form 8-A"). The Company hereby requests the consent of the Securities and Exchange Commission to withdraw the Form 8-A, including all exhibits thereto, without prejudice on the grounds that the Company is concurrently withdrawing its Registration Statement on Form S-1. Accordingly, the Company respectfully requests that the Securities and Exchange Commission include an order withdrawing the Form 8-A in the files for the Form 8-A.

Please forward copies of this order to the undersigned at 3033 Science Park Road, San Diego, CA 92121-1199, and to Thomas A. Perkin at Cooley Godward LLP, 4365 Executive Drive, Suite 1100, San Diego, CA 92121.


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If you should have any questions regarding this application, please contact
Matthew T. Browne or Thomas A. Perkin of Cooley Godward LLP at (858) 550-6000.

Sincerely,

CAYENTA, INC.



By:      /s/ Nicholas J. Costanza
   -------------------------------------------
         Nicholas J. Costanza
         General Counsel


cc:      David P. Porreca
         Edward M. Lake
         Barbara L. Borden, Esq.
         Matthew T. Browne, Esq.
         Thomas A. Perkin, Esq.


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